SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUL 06 2005
WASH, D.C.
192
SECTION

FORM 11-K

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[x] ANNUAL REPORT Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the Fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the Transition Period from ________ to ________

Commission File Number 1-8052

LIBERTY NATIONAL LIFE INSURANCE COMPANY
401(K) PLAN
2001 Third Avenue South
Birmingham, Alabama 35233
(205) 325-2700
(Full title of the Plan)


05060017



TORCHMARK CORPORATION
2001 Third Avenue South
Birmingham, Alabama 35233
(205) 325-4200
(Name of issuer of the securities held pursuant to the plan)

Total number of pages in this report is 14.
Index of Exhibits at page 12



Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the
Liberty National Life Insurance Company 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Liberty National Life Insurance Company 401(k) Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and the significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our 2004 audit was performed for the purpose of forming an opinion on the basic 2004 financial statements as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2004 (the "schedule") is presented for the purpose of additional analysis and is not a required part of the basic 2004 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. The schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2004 financial statements taken as a whole.

Deloitte + Touche LLP

July 5, 2005

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN

Statements of Net Assets Available for Benefits

	December 31, 2004	December 31, 2003
ASSETS		
Investments, at fair value:		
Torchmark Corporation common stock	$3,530,966	$2,728,028
Waddell & Reed, Financial, Inc. class A common stock	50,217	59,002
Pooled separate accounts	2,227,383	0
Unallocated annuity contract	1,229,032	0
Registered mutual funds	0	2,773,932
Short-term investments	171,568	140,923
	7,209,166	5,701,885
Accrued investment income	67	0
Receivable from participating employers	49,576	0
Net assets available for benefits	$7,258,809	$5,701,885

See accompanying notes to financial statements.

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

	December 31, 2004	December 31, 2003
Investment income:		
Cash dividends - Torchmark and Waddell & Reed common stock	$29,182	$23,891
Dividends on pooled separate accounts and mutual funds	21,450	15,594
Interest income - short-term investments	1,737	1,167
	52,369	40,652
Net appreciation in fair value of investments	897,911	941,559
Contributions:		
Participant contributions	1,464,116	1,198,484
Employer contributions	343,319	242,769
	1,807,435	1,441,253
Benefits paid to participants	1,200,791	849,783
Net increase in net assets	1,556,924	1,573,681
Net assets available for benefits:		
Beginning of plan year	5,701,885	4,128,204
End of plan year	$7,258,809	$5,701,885

See accompanying notes to financial statements.

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE A - Summary of Significant Accounting Policies

The Liberty National Life Insurance Company 401(k) Plan (the "Plan") was adopted on December 28, 1995 by the Board of Directors of Liberty National Life Insurance Company ("Liberty National") and became effective as of January 1, 1995.

Valuation of securities - The investment in common stock of Torchmark Corporation ("Torchmark"), the parent company of Liberty National, is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Torchmark common stock at December 31, 2004 and 2003 was $57.14 and $45.54, respectively.

The investment in common stock of Waddell & Reed Financial, Inc. ("Waddell & Reed") is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Waddell & Reed common stock was $23.89 and $23.46 at December 31, 2004 and 2003, respectively.

Short-term investments are valued at cost, which approximates fair value.

The purchases and sales of securities are recorded on a trade-date basis.

Beginning in 2004, the Plan offers a choice of various mutual funds via pooled separate accounts including (i) money market and bond funds which invest primarily in securities issued or guaranteed by the U.S. Treasury and certain U.S. Government agencies and instrumentalities that provide income that is generally not subject to state income tax, (ii) fixed-income mutual funds which invest in a diversified group of high-quality, fixed income investments, and, (iii) equity funds which invest in common stocks and consist of several individual investment options for various levels of risk tolerance. Investments in pooled separate accounts are recorded at the fair value of the underlying mutual funds, which are based on quoted market prices.

Also beginning in 2004, the Plan offers an investment in an unallocated annuity contract of the Plan trustee. The value of this account is equal to contributions received plus interest credited, less payments, withdrawals or transfers. The contract value approximates fair value.

During 2003, there were 15 mutual funds available to Plan participants for investment purposes. The shares of these funds are stated at net asset values, which approximates fair value, as supplied by the National Association of Securities Dealers ("NASD") through Nasdaq, its automated quotation system.

Basis of presentation - The accompanying financial statements have been prepared using the accrual method of accounting.

NOTE A - Summary of Significant Accounting Policies (continued)

Use of estimates in the preparation of financial statements - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrators to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Risks and uncertainties - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amount reported in the statements of net assets available for plan benefits.

Revenue recognition - Dividend income is recorded as earned. Torchmark and Waddell & Reed dividends are earned on the ex-dividend date. Realized gains and losses from sales of investments are calculated on the average cost basis.

Administrative expenses - Administrative expenses of the Plan are paid by Liberty National and its affiliates.

Federal income taxes - Liberty National received a determination letter dated August 14, 2002, from the Internal Revenue Service stating that the Plan qualifies under Section 401(k) of the Internal Revenue Code ("IRC") and, therefore, is exempt from federal income tax. Although the Plan has been amended since receiving the determination letter, the administrative committee believes the Plan is designed and currently is being operated within the applicable requirements of the IRC. The administrative committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

NOTE B - Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

General - The Plan is a defined contribution retirement plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Participant contributions - To be eligible to participate, an employee must have been hired on or after January 1, 1995 and must complete a year of credited service with a sponsoring employer. Eligible employees, upon enrollment, can contribute up to 16% of their annual compensation, subject to certain limitations, and can direct the investment in their participant and employer accounts.

Participating employer contributions - Participating employers contribute to the Plan out of their current or accumulated earnings for the year, an amount equal to 35% of a participant's contributions (limited to 6% of a participant's compensation).

At the end of 2004 and 2003, the following companies were participating employers in the Plan:

(a) Liberty National, (Birmingham, Alabama)

(b) United Investors Life Insurance Company, "United Investors", (Birmingham, Alabama)

Vesting provisions - Participants have a fully vested and non-forfeitable interest in their own account. For participants with one or more hours of credited service on or after January 1, 2002, the participant's employer account is vested in accordance with the following schedule:

Years of Credited Service	Applicable Non-forfeitable Percentage
less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

For participants with no credited service on or after January 1, 2002, the participant's employer account is vested in accordance with the following schedule:

Years of Credited Service	Applicable Non-forfeitable Percentage
less than 2	0%
2 but less than 3	10%
3 but less than 4	20%
4 but less than 5	40%
5 but less than 6	60%
6 but less than 7	80%
7 or more	100%

Benefit payment provisions - Participants who terminate may withdraw all or part of their participant account and the vested portion of their employer account. All benefits under this Plan shall be paid as single sums. The participant can take payments in cash or shares. Withdrawals prior to termination of employment are allowed only under prescribed hardship conditions as defined in the Plan agreement.

Termination of the Plan - Although it has expressed no intent to do so, Liberty National has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is partially or completely terminated, each affected participant will become fully vested in his employer contribution account.

NOTE B - Description of Plan (continued)

Forfeitures - If an employee incurs five consecutive "one year breaks in service" for any reason other than death or normal retirement, and is not 100% vested in the employer contribution account, then the non-vested portion of the employer contribution account is forfeited. Forfeitures are applied to reduce subsequent contributions of the employer. The Plan had forfeitures of $80,751 and $41,313 in 2004 and 2003, respectively.

NOTE C - Investments

The following table presents the investments of the Plan's net assets:

	December 31,	
	2004	2003
Pooled Separate Accounts:		
Oppenheimer Capital Appreciation	315,164	0
Fidelity Advisor Equity Growth	329,614	0
Fidelity Advisor Mid Cap	456,458	0
ING Intermediate Bond	36,363	0
ING GNMA Income Bond	47,686	0
ING VP Strategic Allocation Income Portfolio	8	0
Pioneer High Yield	102,955	0
Templeton Global Bond	40,852	0
Income Fund of America	93,536	0
AIM Health Sciences	391,956	0
EuroPacific Growth	139,341	0
Fidelity VIP Contrafund	50,701	0
Baron Growth	52,415	0
Lord Abbett Small Cap Value	80,451	0
T. Rowe Price Science & Technology	89,883	0
	$2,227,383	$ 0
Unallocated Annuity Contract – ING Fixed Account	$1,229,032	$ 0
Mutual Fund Shares:		
Expedition Money Market	0	968,080
Expedition Investment Grade Bond	0	36,147
American Century Ginnie Mae	0	49,760
Fidelity Advisor High Income Advantage	0	57,818
Oppenheimer International Bond	0	34,208
Janus Adviser Balanced	0	63,815
Oppenheimer Capital Appreciation	0	252,779
Scudder Health Care	0	369,190
Fidelity Advisor Equity Growth	0	311,636
Fidelity Advisor Mid Cap	0	269,388
Oppenheimer International Growth	0	113,921
Evergreen Equity Index	0	23,776
Fidelity Advisor Small Cap	0	15,790
Fidelity Advisor Value Strategies	0	98,313
Scudder Technology	0	109,311
	$ 0	$2,773,932
Torchmark Corporation common stock	$3,530,966	$2,728,028
Waddell & Reed Financial, Inc. class A common stock	$ 50,217	$ 59,002
Matrix Capital Bank Unitized Money Market Fund	$ 0	$ 140,923
Investors Bank & Trust Investcash Fund	$ 171,568	$ 0

NOTE C - Investments (continued)

During the years ended December 31, 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	December 31	
	2004	2003
Common stocks	$713,217	$546,989
Mutual funds and pooled separate accounts	184,694	394,570
	$897,911	$941,559

NOTE D - Related Party Transactions

The participants are allowed to purchase and to subsequently sell the common stock of Torchmark, which is the parent of the Plan sponsor. Such purchases and sales, which are considered party-in-interest transactions, were handled by Reliance Trust Corporation, a party-in-interest to the Plan, from January 1, 2002 to May 31, 2003, by Matrix Capital Bank, a party-in-interest to the Plan, from June 1, 2003 to December 6, 2004 and by Investors Bank & Trust, a party-in-interest to the Plan, beginning December 7, 2004 based on the instructions of the Plan participants and in accordance with the pertinent provisions of the Plan. From time to time, monies not yet invested in Torchmark common stock and Waddell & Reed common stock are deposited in an interest-bearing short-term fund. During a portion of 2003, these funds were deposited in the Deposit Fidelity U.S. Treasury Portfolio II Class A Fund, administered by Reliance Trust Corporation, and for the remainder of 2003 and up through December 6, 2004 in the Matrix Capital Bank Unitized Money Market Fund. Beginning December 7, 2004, these funds were deposited in the Investors Bank & Trust Investcash Fund.

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401 (k) PLAN

H, Part IV, Line 4i
Schedule of Assets (Held At the End of the Year)

December 31, 2004

	Identity of Issue	Description of Investment	Current Value
*	Torchmark Corporation	61,795 shares $1 par value common stock	$3,530,966
	Waddell & Reed Financial, Inc.	2,102 shares $1 par value class A common stock	50,217
*	ING Financial Advisers, LLC	Pooled Separate Accounts:	
		41,536 units Oppenheimer Capital Appreciation	315,164
		52,166 units Fidelity Advisor Equity Growth	329,614
		39,087 units Fidelity Advisor Mid Cap	456,458
		3,099 units ING Intermediate Bond	36,363
		4,232 units ING GNMA Income Bond	47,686
		1 units ING VP Strategic Allocation Income Portfolio	8
		7,371 units Pioneer High Yield	102,955
		2,263 units Templeton Global Bond	40,852
		4,664 units Income Fund of America	93,536
		44,938 units AIM Health Sciences	391,956
		3,847 units EuroPacific Growth	139,341
		4,769 units Fidelity VIP Contrafund	50,701
		3,353 units Baron Growth	52,415
		5,019 units Lord Abbett Small Cap Value	80,451
		11,137 units T. Rowe Price Science & Technology	89,883
			2,227,383
*	ING Financial Advisers, LLC	Unallocated Annuity Contract - ING Fixed Account	1,229,032
*	Investors Bank & Trust	3,544,681 shares Investors Bank & Trust Investcash Fund	171,568
			$7,209,166

* Indicates a party-in-interest to the Plan

Index of Exhibits

99 (a) – (1) Consent of Deloitte & Touche LLP to the incorporation by reference of their audit report dated March 11, 2005 into Form S-8 of the Liberty National Life Insurance Company 401 (K) Plan (Registration No. 33-65507) (incorporated by reference from Exhibit 23 (e) to Form 10-K of Torchmark Corporation for the year ended December 31, 2004).

99 (a) – (2) Consent of Deloitte & Touche LLP to incorporation by reference of their independent auditor's report dated July 5, 2005, to Form S-8 Registration Statement No. 33-65507.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY NATIONAL LIFE
INSURANCE COMPANY
401(K) PLAN

By: Anthony L. McWhorter
Anthony L. McWhorter, Member
Administrative Committee

By: Tony G. Brill
Tony G. Brill, Member
Administrative Committee

By: Dennis R. Luft
Dennis R. Luft, Member
Administrative Committee

Date: July 5, 2005



Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 33-65507 of Torchmark Corporation on Form S-8 of our report dated July 5, 2005 appearing in the Annual Report on Form 11-K of Liberty National Life Insurance Company 401(k) Plan for the year ended December 31, 2004.

Deloitte & Touche LLP

July 5, 2005